

September 20, 2021

Scott Wolf
Chief Executive Officer
Digital Health Acquisition Corp.
980 N Federal Hwy #304
Boca Raton, FL 33432

> **Re: Digital Health Acquisition Corp.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Response letter dated August 26, 2021**
> **CIK No. 0001864531**

Dear Mr. Wolf:

We have reviewed your August 26, 2021 response to our comment letter and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2021 letter.

Response letter dated August 26, 2021

Capitalization, page 52

1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5 million net tangible limitation provided in your Amended and Restated Certificate of Incorporation qualifies a portion of your redeemable common shares for permanent equity classification in accordance with ASC 480-10-S99-3A for the following reasons:

   • Each redeemable common share is redeemable outside the control of the Company. Such shares will become redeemable either as a result of a business combination or by passage of time.

- The intention is that in all cases the redeemable common shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
- The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders chose to redeem or not redeem.

Please revise your Capitalization table to classify all redeemable common redeemable shares as temporary equity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Thomas Poletti